

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

Via E-mail
William G. Foster, Jr.
President and Chief Executive Officer
Village Bank and Trust Financial Corp.
13319 Midlothian Turnpike
Midlothian, VA 23113

> **Re: Village Bank & Trust Financial Corp.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2014**
> **File No. 333-200147**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 26, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 31, 2014**
> **File No. 000-50765**

Dear Mr. Foster:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

2.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Prospectus Cover Page

3.   Please revise or re-format, as necessary, to limit the cover page to one page. Refer to Item 501(b) of Regulation S-K.

4.   Noting the lack of a minimum offering amount, please revise to indicate that if the Standby Purchase Agreement is terminated, any purchaser in the offering may be the only investor who elects to participate in the offering. Also disclose that any shareholder who subscribes may continue to own shares of the Company when it and the Bank have not yet achieved full compliance with the Written Agreement and the Consent Order, respectively.

5.   Please revise the estimated proceeds table on the prospectus cover page to clarify that no assurance can be given that all or any of the shares will be sold, given that the Standby Purchase Agreement may be terminated and the lack of a minimum offering amount.

Questions and Answers Relating to the Offering

Why are we conducting the offering?, page 3

6.   We note your disclosure that if sufficient offering proceeds are generated, you intend to contribute approximately $5.0 million of additional capital to the Bank, which would cause its regulatory capital ratios to exceed the thresholds required by the Consent Order. Noting the third risk factor on page 27, which discloses that you have experienced operating losses, and the possibility of future losses that may require additional capital, please revise to disclose that the amount of additional capital needed may increase in the event of future losses or other events. Also make corresponding revisions to the "Use of Proceeds" section on page 39.

How many shares will the standby investor own after the offering?, page 8

7.   Please revise to disclose the possibility that the standby purchaser will not participate in the offering (e.g., if the conditions to closing as set forth in the Standby Purchase Agreement are not satisfied or if the standby investor terminates the agreement), as you have disclosed in your risk factors.

8.   Please revise the table on page 9 to add for each of the scenarios showing 0%, 25%, 50% and 100% of basic subscriptions exercised:
   • a new row quantifying the number of shares of preferred stock owned by the standby investor after closing of the offering;
   • a new row quantifying the total number of shares of preferred stock outstanding after closing of the offering; and
   • a new last row disclosing the standby investor's cash investment under each scenario.

William G. Foster, Jr.
Village Bank and Trust Financial Corp.
December 8, 2014
Page 3

In this regard, please advise the staff under what circumstances the standby investor would purchase $8.0 million under the Standby Agreement.

Summary, page 13

9.   Please balance the disclosure in the summary by quantifying the Company's losses in recent periods.

10. Please revise the last paragraph on page 13 to quantify, as of the latest practicable date, the Bank's compliance with the capital ratio requirements of the Consent Order. Alternatively, please add a cross-reference to the table on page 39.

Risk Factors, page 19

11. We note that the introductory paragraph discusses the possibility of risks that are currently unknown or appear immaterial. Please revise to delete this language, which is unnecessarily confusing.

The standby investor may have significant influence over our business, page 21

12. Please revise to discuss in greater detail the types of conflict of interest that may exist between the standby investor and the Company's other shareholders by virtue of the fact that the standby investor is currently a director and a beneficial holder of greater than 10% of the outstanding common stock of First Capital Bancorp, Inc. If applicable and to the extent material, also provide additional details regarding the standby investor's affiliation with any other banks, focusing on any potential conflicts of interest that may arise.

We may not be able to realize the benefit of our net operating loss..., page 22

13. Please supplementally advise us whether you are aware of any party other than the standby investor who intends to acquire a significant ownership percentage of your stock, now or in the future.

Our results of operations are significantly affected..., page 27

14. Please revise to quantify the Company's operating losses in recent periods.

Nonperforming assets take significant time to resolve..., page 29

15. To further place the risk in context, please revise to quantify your levels of nonperforming assets in recent periods.

Use of Proceeds, page 38

16. Discuss what other measures the Company has considered and which it is planning to pursue, if any, should the offering not take place or be insufficient to enable the Bank to comply with the Consent Order with respect to Tier 1 capital, and please disclose the impact to the purchaser in the offering. To the extent the Company has no other plans, this should clearly be stated.

Terms of the Standby Purchase Agreement, page 57

17. Please revise to disclose, if true, that the discussion under "Terms of the Standby Purchase Agreement" includes all materials terms of the Agreement.

18. Please revise the third full paragraph on page 58 to briefly disclose under what circumstances the Company would redeem for cash the preferred held by the standby investor.

Material U.S. Federal Income Tax Consequences, page 64

19. Please eliminate the statement that the discussion is "for general information only...." Also, while you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they "should" do so. Eliminate this language from the second paragraph on page 65. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus.

Plan of Distribution, page 75

20. Please provide the staff with the names of the "certain investors" listed in any agency agreement and advise the staff by what means they will purchase shares, e.g., in the subscription offering, in a standby private placement, etc.

Part II

Item 16. Exhibits

21.   We note that you have yet to file a number of exhibits. Please file these exhibits with your next amendment or tell us when you plan to file these documents. They are subject to the staff's review and we will need time to conduct that review.

22.   Please file an opinion of tax counsel as an exhibit to your next amendment or advise us why you believe that such opinion is not required to be filed pursuant to Item 601(b)(8) of Regulation S-K.

Item 17. Undertakings

23.   Please add the undertakings required by Item 512(a)(6) of Regulation S-K or tell us why you are not required to do so.

24.   The fourth undertaking does not appear applicable because your registration statement does not incorporate by reference Exchange Act documents filed subsequent to the effective date of the registration statement. See Item 512(b) of Regulation S-K. Please revise.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 4. Allowance for Loan Losses, page 69

25.   We note from the tabular disclosure of the activity of your allowance for loan losses that you recorded a reversal of the provision for loan losses totaling $3.94 million for your construction and land development loan portfolio during the fiscal year ended December 31, 2013. We also note that from page 23 of your Form 10-Q for the fiscal quarter ended September 30, 2014 that you also recorded a reversal to the provision for loan losses totaling $416 thousand for the nine-months ended September 30, 2014 for these loan portfolios. Please tell us and revise your MD&A in future filings to provide a detailed explanation of the reasons for these significant reversals to your provision for loan losses.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 5 – Loans and Allowances for Loan Losses, page 12

26.   We note your disclosure on page 25 of the quantification of your loans individually and collectively reviewed for impairment. Please revise future filings to also disclose the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated)

for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 41

27.   We note your disclosure on page 42 that in the third quarter the amounts previously accrued as interest expense representing the compounding on unpaid preferred stock dividends should have been recorded as additional dividends rather than interest expense. You further state that this correction had the effect of increasing your third quarter income by $144 thousand. Please tell us how you determined this correction not to be material to your current year financial statements. Please also provide us with a detailed discussion of your consideration of SAB 99 and SAB 108 in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
      George P. Whitley, Esq.